Mail Stop 6010
February 13, 2006

Via U.S. Mail and Facsimile (858) 450-9885

Robert G. Gargus
Senior Vice President and Chief Financial Officer
Applied Micro Circuits Corporation
215 Moffett Park Drive
Sunnyvale, California 94089

	Re:	Applied Micro Circuits Corporation
		Form 10-K for the fiscal year ended March 31, 2005
		Filed June 7, 2005
		File No. 000-23193

Dear Mr. Gargus:

      We have reviewed your response letter dated February 9, 2006 and your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended March 31, 2005

Item 8. Financial Statements and Supplementary Data, page F-1

Note 1.  Summary of Significant Accounting Policies, page F-7


1. Please refer to prior comment 2 from our January 27, 2006 letter.
You indicate that your three product lines are identifiable
operating
segments under paragraph 10 of SFAS 131 and you have one
reportable
segment because you aggregate the operating segments under
paragraph
17.  You refer to a long range "expected" gross margin of 55% to
65%
for each product line.  While paragraph 17 refers to "similar long-
term average gross margins" as an indicator of similar economic characteristics, paragraphs 73 and 74 in the Basis for Conclusions place an emphasis on the similarity of results and performance and explain that an historical convergence of these performance indicators must have already happened and there must be an expectation that the financial statistics will remain similar in the future.  As a result, gross margins are not necessarily the
primary
or exclusive measure of economic performance for this purpose.
Also,
management should consider both historical and expected future performance. Evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. Accordingly, please tell us which quantitative measures management identified as the most appropriate measure (or group of measures) of economic performance for the specific operating segments being evaluated and why. Also include a quantitative analysis of how management evaluated the historical and expected future performance measures to determine that the three operating segments have similar
economic characteristics.  Discuss your view that a variance from
55%
to 65% is highly similar for purposes of paragraph 17 of SFAS 131.


2. We also note from your response a contradictory argument that the three product lines are not operating segments under paragraph 10 of
SFAS 131. You note "that the presentation of any expanded financial information about these product lines would be inconsistent with management`s view of the Company." You also state that while there are "certain characteristics of the product lines that meet the definition of an operating segment, the CODM makes financial decisions and allocates resources based on a consolidated view of the projected financial returns for a proposed project." In your response please reconcile and state management`s conclusions about how you evaluated the requirements in SFAS 131 in determining that you have only one reportable segment. If you believe that you have only one identifiable/reporting operating segment (and therefore paragraph 17 of SFAS 131 is not applicable), then you should provide us with a copy of the information you provide to the CODM showing the information outlined in your response. In your response, explain how you rebutted the presumption that the product lines included in the reports reviewed by your CODM are segments.



Note 5.  Stockholders` Equity, page F-20


3. Please refer to prior comment 4 from our January 27, 2006 letter.
With respect to your structured stock repurchases, we note that these instruments are prepaid written put options and you considered SFAS
150 and concluded that the agreements did not meet the definition under paragraph 11 since "there is no obligation to transfer assets in the future to repurchase the shares." Under paragraph 11 of SFAS
150, you should classify as a liability or an asset a financial instrument that at inception embodies an obligation to repurchase your equity shares, or is indexed to such an obligation and requires or may require the issuer to settle the obligation by transferring assets. Paragraph 11 specifically includes written put options as an example of such an instrument. Please discuss further your consideration of why the transfer of assets (monetary consideration) at the beginning of the contract term does not meet the second part of the definition in paragraph 11. Discuss how you would treat an instrument where the monetary consideration was not prepaid but settled upon termination/expiration of the contract and why.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Praveen Kartholy at (202) 551-3778 or me at
(202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting
Branch Chief, at (202) 551-3676.


							           Sincerely,



							           Kate Tillan
					             	           Assistant Chief
Accountant

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Robert G. Gargus
Applied Micro Circuits Corporation
February 13, 2006
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